FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: September 4, 2014
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 46728, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein are the following documents:

1.	The Registrant’s Notice of an Annual General Meeting of Shareholders and Proxy Statement for its Annual General Meeting of Shareholders.

2.	Proxy card for use in connection with the Registrant’s Annual General Meeting of Shareholders.

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774; 333-198519) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: September 4, 2014

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OPTIBASE LTD.
10 Hasadnaot Street
Herzliya, Israel
972-73-7073700

Dear Shareholder,

You are cordially invited to attend the Annual General Meeting of Shareholders of Optibase Ltd. (the “Company”) to be held at 11:00 a.m., Israel time, on Wednesday, October 22, 2014, at the Company’s offices at 10 Hasadnaot Street, Herzliya, Israel.

The purpose of this meeting is set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” Proposals No. 1 through 8, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than two business days before the meeting.

Thank you for your continued cooperation.

Very truly yours, Alex Hilman, Executive Chairman of the Board of Directors

Herzliya, Israel
September 4, 2014

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

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OPTIBASE LTD.
10 Hasadnaot Street
Herzliya, Israel
972-73-7073700

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Optibase Ltd. (the “Company”) will be held at 11:00 a.m., Israel time, on Wednesday, October 22, 2014, at the Company’s offices at 10 Hasadnaot Street, Herzliya, Israel, for the following purposes:

1.           To re-elect to the Company’s board of directors (the “Board of Directors”) three (3) of the directors currently in office;

2.           To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2014, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

3.           To approve amendments to the Company’s undertaking to indemnify its current and future directors who are non-controlling shareholders of the Company (or are not persons to whom the grant by the Company of such indemnification undertaking creates a personal interest to the Company's controlling shareholder) and the grant of amended letters of indemnification accordingly; A copy of the current letter of indemnification marked to show the changes made in such letter of indemnification is attached hereto as Annex B;

4.           To approve amendments to the Company’s undertaking to indemnify Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of the Company’s subsidiary, Optibase Inc. who is affiliated with the controlling shareholder of the Company, and the grant of an amended letter of indemnification issued by the Company accordingly; A copy of the current letter of indemnification marked to show the changes made in such letter of indemnification is attached hereto as Annex B. The amendments to the letter of indemnification granted to Mr. Wyler are identical to the proposed amendments to the letters of indemnification granted to all other directors and officers of the Company, as described in Proposal No. 3 herein;

5.           To approve the grant by the Company of a prospective undertaking to indemnify Mr. Reuwen Schwarz, a member of the Company’s Board of Directors who is affiliated with the controlling shareholder of the Company, and the grant of a letter of indemnification to Mr. Schwarz in the form attached hereto as Annex B accordingly. The indemnification letter proposed to be granted to Mr. Schwarz is identical to the indemnification letter granted to all other directors and officers of the Company, as described in Proposal No. 3 herein;

6.           To approve the execution by the Company of a registration rights agreement with the Capri Family Foundation, the controlling shareholder of the Company, and Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of the Company’s subsidiary, Optibase Inc. who is affiliated with the controlling shareholder of the Company, for the grant of registration rights for all of the ordinary shares of the Company held by them under the U.S. Securities Act of 1933, as amended;

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7.           To approve a grant by the Company of a special bonus to Mr. Amir Philips, the Company’s Chief Executive Officer, and to approve an extension of Mr. Philips’ advanced notice period; and

8.           To approve amendments to the Company’s undertaking to indemnify Mr. Amir Philips, the Company’s Chief Executive Officer, and the grant of an amended letter of indemnification issued by the Company accordingly. The amendments to the letter of indemnification granted to Mr. Philips are identical to the proposed amendments to the letters of indemnification granted to all other directors and officers of the Company, as described in Proposal No. 3 herein. A copy of the current letter of indemnification marked to show the changes made in such letter of indemnification is attached hereto as Annex B.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2013. These documents can be found on the Company’s website at: www.optibase-holdings.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of the trading day of September 14, 2014, are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors, Alex hilman, Executive Chairman of the Board of Directors

Herzliya, Israel
September 4, 2014

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OPTIBASE LTD.
10 Hasadnaot Street
Herzliya, Israel
972-73-7073700

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.65 nominal value (the “Shares”), of Optibase Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (the “Board of Directors”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at 11:00 a.m., Israel time, on Wednesday, October 22, 2014, at the Company’s offices at 10 Hasadnaot Street, Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the “Notice”).

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.           To re-elect to the Company’s Board of Directors three (3) of the directors currently in office;

2.           To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2014, and to authorize the Board of Directors, upon the recommendation of the Company’s Audit Committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

3.           To approve amendments to the Company’s undertaking to indemnify its current and future directors who are non-controlling shareholders of the Company (or are not persons to whom the grant by the Company of such indemnification undertaking creates a personal interest to the Company's controlling shareholder) and the grant of amended letters of indemnification accordingly; A copy of the current letter of indemnification marked to show the changes made in such letter of indemnification is attached hereto as Annex B;

4.           To approve amendments to the Company’s undertaking to indemnify Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of the Company’s subsidiary, Optibase Inc. who is affiliated with the controlling shareholder of the Company, and the grant of an amended letter of indemnification issued by the Company accordingly; A copy of the current letter of indemnification marked to show the changes made in such letter of indemnification is attached hereto as Annex B. The amendments to the letter of indemnification granted to Mr. Wyler are identical to the proposed amendments to the letters of indemnification granted to all other directors and officers of the Company, as described in Proposal No. 3 herein;

5.           To approve the grant by the Company of a prospective undertaking to indemnify Mr. Reuwen Schwarz, a member of the Company’s Board of Directors who is affiliated with the controlling shareholder of the Company, and the grant of a letter of indemnification to Mr. Schwarz in the form attached hereto as Annex B accordingly. The indemnification letter proposed to be granted to Mr. Schwarz is identical to the indemnification letter granted to all other directors and officers of the Company, as described in Proposal No. 3 herein;

6.           To approve the execution by the Company of a registration rights agreement with the Capri Family Foundation, the controlling shareholder of the Company, and Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of the Company’s subsidiary, Optibase Inc. who is affiliated with the controlling shareholder of the Company, for the grant of registration rights for all of the ordinary shares of the Company held by them under the U.S. Securities Act of 1933, as amended;

7.           To approve a grant by the Company of a special bonus to Mr. Amir Philips, the Company’s Chief Executive Officer, and to approve an extension of Mr. Philips’ advanced notice period; and

8.           To approve amendments to the Company’s undertaking to indemnify Mr. Amir Philips, the Company’s Chief Executive Officer, and the grant of an amended letter of indemnification issued by the Company accordingly. The amendments to the letter of indemnification granted to Mr. Philips are identical to the proposed amendments to the letters of indemnification granted to all other directors and officers of the Company, as described in Proposal No. 3 herein. A copy of the current letter of indemnification marked to show the changes made in such letter of indemnification is attached hereto as Annex B.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2013. These documents can be found on the Company’s website at: www.optibase-holdings.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

The approval of each of Proposals No. 1 through 3 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy.

The approval of each of Proposals No. 4 through 6 requires the affirmative vote of shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the Meeting shall include a majority of the total votes of shareholders having no personal interest in the proposal, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of Proposals No. 7 and 8 requires the affirmative vote of shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the Meeting shall include a majority of the total votes of shareholders participating in the voting at the Meeting in person or by proxy who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the proposal (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Companies Law of 1999 (the “Companies Law”), each shareholder that attends the Meeting in person shall, prior to exercising such shareholder’s voting rights at the Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company with respect to the approval of each of Proposals No. 7 and 8 and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of each of Proposals No. 4 through 8. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company with respect to the approval of each of Proposals No. 7 and 8 and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of each of Proposals No. 4 through 8. Shareholders who do not so indicate will not be eligible to vote their Shares as to such proposals.

The Companies Law defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including:

(i)           a personal interest of that person’s relative (i.e. spouse, sibling, parent, grandparent, child, child sibling and parent of such person’s spouse or the spouse of any of the above); or

(ii)           a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.

Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the Meeting, the Meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the Board of Directors in notice to the shareholders, and the adjourned Meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned Meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum, subject to the provisions of section 79(b) of the Companies Law.

VOTING AND REVOCATION OF PROXIES; SHARES HELD IN “STREET NAME”;
EXPRESSING POSITIONS

Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above (except for Proposals No. 4 through 8). If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum. Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). If a shareholder’s proxy is not received by the Company at least two business days prior to the date of the Meeting, it shall not be valid at the Meeting. Notwithstanding the aforesaid, the chairman of the Meeting may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Note for Shareholders in “Street Name”

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Position Statements

Shareholders are permitted to express their position on the proposal on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at 10 Hasadnaot Street, Herzliya, Israel, to the attention of Mr. Amir Philips, Chief Executive Officer of the Company, no later than September 24, 2014. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about September 17, 2014 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 5,183,525 Shares outstanding as of September 1, 2014 (Such number excludes: (i) 45,895 ordinary shares held by us or for our benefit, and (ii) 10,000 ordinary shares granted under our 2006 Plan held by a trustee for the benefit of the grantees thereunder, both have no voting or equity rights as of September 1, 2014 or within 60 days thereafter). Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth, as of September 1, 2014, the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the Shares and (ii) all current directors and officers of the Company as a group:

Name of Beneficial Owner	No. of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
The Capri Family Foundation (2)	3,725,055	72.65%
Shareholding of all directors and officers as a group (7 persons)(3)	278,534	5.33%

(1)
Number of shares and percentage ownership is based on 5,183,525 ordinary shares outstanding as of September 1, 2014. Such number excludes: (i) 45,895 ordinary shares held by us or for our benefit, and (ii) 10,000 ordinary shares granted under our 2006 Plan held by a trustee for the benefit of the grantees thereunder, both have no voting or equity rights as of the date hereof or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of September 1, 2014 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

(2)
The information is accurate as of February 3, 2014, and based on Amendment No. 5 to Schedule 13D filed with the SEC on February 3, 2014, by The Capri Family Foundation. According to such Amendment No. 5 to Schedule 13D, Capri directly owns 3,725,055 of our ordinary shares. The core activity of Capri is the holding of investments. To the best of the Company’s knowledge, Capri is affiliated with Mr. Tom Wyler, the Chief Executive Officer of the Company’s subsidiary Optibase Inc., and with Mr. Reuwen Schwarz, a member of the Board of Directors.

(3)
Includes 159,225 ordinary shares, 20,640 vested restricted shares and 98,669 ordinary shares issuable upon exercise of options exercisable within 60 days of September 1, 2014. Excludes 10,000 ordinary shares held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, which have not vested on September 1, 2014 or within 60 days thereafter and do not acquire any voting or equity rights.

DIRECTORS AND OFFICERS COMPENSATION

The compensation terms for the Company’s directors and officers is derived from their employment and services agreements and comply with the Company’s Compensation Policy for Executive Officers and Directors as approved by the Company’s shareholders on December 19, 2013 (the “Compensation Policy”).

The table and summary below outline the compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2013. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2013.

Name and Position of director or officer	Salary or Monthly Payment (1)	Value of Social benefits (2)	Bonuses	Value of Equity Based Compensation Granted (3)		All Other Compensation (4)	Total
	(U.S. dollars in thousands)
Amir Philips, Chief Executive Officer (5)	187	49	-	37	(10)	37	310
Shlomo (Tom) Wyler, Chief Executive Officer of Optibase Inc. (6)	-	-	-	13	(11)	19	32
Alex Hilman, Executive Chairman of the Board of Directors (7)	67	-	-	37	(12)	-	104
Yakir Ben-Naim, Chief Financial Officer (8)	73	23	10	2		12	120
Danny Lustiger, Director (9)	18	-	-	17	(13)	-	35

(1)
“Salary” means yearly gross base salary with respect to the Company’s Executive Officers (Mr. Philips and Ms. Ben-Naim). “Monthly Payment” means the aggregate gross monthly payments with respect to the members of the Board of Directors (Mr. Hilman and Mr. Lustiger) for the year 2013.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)	Consists of amounts recognized as share-based compensation (options and restricted shares) expense on the Company’s financial statements for the year ended December 31, 2013.

(4)	“All Other Compensation” includes, among other things, car-related expenses (including tax gross-up), telephone, basic health insurance, travel expenses and holiday presents.

(5)
Mr. Philips’ employment terms as the Company’s Chief Executive Officer provide that Mr. Philips is entitled to a monthly base gross salary of NIS 55,000 (approximately $15 thousands). Mr. Philips is further entitled to vacation days, sick days and convalescence pay in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by the Company to an insurance policy and pension fund, and additional benefits, including communication expenses. In addition, Mr. Philips is entitled to reimbursement of car-related expenses from the Company (including tax gross-up). Mr. Philips’ employment terms include an advance notice period of four months (for details on the proposed extension of Mr. Philips advance notice period to a six-month period, see Proposal No. 7 below). During such advance notice period, Mr. Philips will be entitled to all of the compensation elements, and to the continuation of vesting of any options or restricted shares granted to him.

(6)
Mr. Wyler's compensation as detailed in the above table includes the compensation granted to him as the Company’s President and member of the Company’s Board of Director until December 18, 2013 and as the Chief Executive Officer of the Company’s subsidiary, Optibase Inc. since December 19, 2013. For details on Mr. Wyler’s overall compensation terms, see the Company’s annual report on Form 20-F for the year 2013 as filed on April 30, 2014.

(7)
The Compensation terms of Mr. Hilman as the Executive Chairman of the Board of Directors were approved by the Company’s shareholders on October 19, 2009. For details on Mr. Hilman’s compensation terms, including options and restricted shares granted to him, see the Company’s annual report on Form 20-F for the year 2013 as filed on April 30, 2014.

(8)
Ms. Ben-Naim’s employment terms as the Company’s Chief Financial Officer provide that Ms. Ben-Naim is entitled to a monthly base gross salary of NIS 28,000 (approximately $8 thousands). Ms. Ben-Naim is further entitled to vacation days, sick days and convalescence pay in accordance with market practice and applicable law, monthly remuneration for a study fund, contribution by the Company to an insurance policy and pension fund, and additional benefits including communication expenses. In addition, Ms. Ben-Naim is entitled to reimbursement of car-related expenses from the Company. Ms. Ben-Naim’s employment terms include an advance notice period of three months. During such advance notice period, Ms. Ben-Naim may be entitled to all of the compensation elements, and to the continuation of vesting of her options or restricted shares, if granted.

(9)
Mr. Lustiger’s compensation terms are identical to the compensation terms to be paid to the members of the Board of Directors, as approved by the Company’s shareholders on December 19, 2013. For details regarding options and restricted shares granted to Mr. Lustiger, see footnote no. 13 below.

(10)
See footnote no. 3 above. The Company granted Mr. Philips 47,001 options and 3,600 restricted shares that are currently exercisable or exercisable within 60 days as of September 1, 2014. In addition, the Company granted Mr. Philips 4,999 options that are currently unvested and will remain unvested within 60 days as of September 1, 2014 and 4,400 restricted shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have equity rights, but no voting rights as of September 1, 2014 or within 60 days thereafter.

(11)
See footnote no. 3 above. The Company granted Mr. Wyler 10,000 options and 2,400 restricted shares that are currently exercisable or exercisable within 60 days as of September 1, 2014. In addition, the Company granted Mr. Wyler 10,000 options that are currently unvested and will remain unvested within 60 days as of September 1, 2014.

(12)
See footnote no. 3 above. The Company granted Mr. Hilman 30,000 options and 4,400 restricted shares that are currently exercisable or exercisable within 60 days as of September 1, 2014. In addition, the Company granted Mr. Hilman 10,000 options that are currently unvested and will remain unvested within 60 days as of September 1, 2014 and 4,400 restricted shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have equity rights, but no voting rights as of September 1, 2014 or within 60 days thereafter.

(13)
See footnote no. 3 above. The Company granted Mr. Lustiger 10,000 options and 3,600 restricted shares that are currently exercisable or exercisable within 60 days as of September 1, 2014. In addition, the Company granted Mr. Lustiger 400 restricted shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have equity rights, but no voting rights as of September 1, 2014 or within 60 days thereafter.

In addition, all of the Company’s directors and officers are entitled to benefit from coverage under the Company’s directors’ and officers’ liability insurance policies and were granted letters of indemnification by the Company. For details on proposed amendments to the Company’s undertaking to indemnify its current and future directors and Chief Executive Officer, see Proposals No. 3 through 5 and 8 below.

Proposal No. 1

RE-ELECTION TO THE COMPANY’S BOARD OF DIRECTORS THREE (3) OF THE
DIRECTORS CURRENTLY IN OFFICE

At the Meeting, three (3) directors are to be re-elected, who, together with the two (2) serving external directors, will constitute the Company’s Board of Directors. Each of the re-elected directors will hold office until the next annual general meeting, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the annual general meeting, the current directors shall continue to hold office. Unless otherwise instructed, all proxies will be voted in favor of the three nominees listed below.

Each of the nominees has indicated to the Company his availability for re-election and has declared that: (i) he has the required qualifications and ability to devote the time required for its service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations are attached as Annex A to this Proxy Statement. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

The directors have the right at any time, in a resolution approved by at least a majority of the Company’s directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Company’s articles of association, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors. Any director so appointed shall hold office until the next annual general meeting and may be re-elected. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The table below sets forth the names of the nominees and the serving external directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of September 1, 2014:

NOMINEES	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)
Alex Hilman	2002	Executive Chairman of the Board of Directors of the Company and Partner in an Israeli accounting firm	0.7% (2)
Danny Lustiger (i)	2010	President and Chief Executive Officer at Cupron Inc.	0.26% (3)
Reuwen Schwarz (ii)	2014	Independent Contractor Providing Services to the Company and Real Estate Manager for a Private Company	0%

SERVING EXTERNAL DIRECTORS	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)
Orli Garti Seroussi (i)	2008	Independent Business Consultant	0.09% (4)
Chaim Labenski (i)	2010	Independent Investor	0.04% (5)

(1)
See note 1 to the “Beneficial Ownership of Securities by Certain Beneficial Owners and Management” above. Based on information provided to the Company by the directors, the persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.

(2)
Including 30,000 options and 4,400 restricted shares that are currently exercisable or exercisable within 60 days as of September 1, 2014. Excludes 10,000 options that are currently unvested and will remain unvested within 60 days as of September 1, 2014. Excludes 4,400 restricted shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have equity rights, but no voting rights as of September 1, 2014 or within 60 days thereafter.

(3)
Including 10,000 options and 3,600 restricted shares that are currently exercisable or exercisable within 60 days as of September 1, 2014. Excludes 400 restricted shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have equity rights, but no voting rights as of September 1, 2014 or within 60 days thereafter.

(4)
Including 4,400 restricted shares that are currently exercisable or exercisable within 60 days as of September 1, 2014. Excludes 400 restricted shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have equity rights, but no voting rights as of September 1, 2014 or within 60 days thereafter.

(5)
Including 2,000 restricted shares that are currently exercisable or exercisable within 60 days as of September 1, 2014. Excluding 400 restricted shares issued to a trustee under the Company’s 2006 Israeli Incentive Compensation Plan which have equity rights, but no voting rights as of September 1, 2014 or within 60 days thereafter.

(i)	Member of the Company’s Audit Committee and the Company's compensation committee (the "Compensation Committee").
(ii)
Mr. Schwarz was appointed to serve as a director of the Company by the members of the Board of Directors on July 17, 2014. Under the Company's articles of association, a director appointed by the Board of Directors shall hold office until the next annual meeting, and may be re-elected by the Company’s shareholders at the annual general meeting.

Alex Hilman serves as Executive Chairman of our Board of Directors since September 2009. He has joined our Board of Directors in February 2002. Mr. Hilman is a partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman serves as a board member in other companies in Israel and abroad. Mr. Hilman was the president of the Israeli Institute of Certified Public Accountants in Israel, served on the board of IFAC, and is a member of the Small & Medium Practices committee in IFAC. Mr. Hilman has published professional works on tax and accounting, among them, The Israel Tax Guide. Mr. Hilman has also held professional and management positions at the Income Tax Department (Ministry of Finance) and lectured Taxation in Tel Aviv University. Mr. Hilman holds a B.A. in Accountancy and Economics from Tel-Aviv University.

Danny Lustiger joined our Board of Directors in October 2009. Mr. Lustiger is the president and Chief Executive Officer of Cupron Inc. and has over 18 years of experience in various aspects of Hi-Tech industry at senior positions together with Real estate and infrastructure industries, experience at senior position in public companies. From 2007 until 2009, Mr. Lustiger served as the Chief Financial officer of Shikun & Binui Holdings Ltd. From 1996 and until 2005, Mr. Lustiger served at different managerial positions at Optibase including Chief Financial Officer. From 1993 to 1996 Mr. Lustiger held the position of an accountant and auditor at Igal Brightman & Co. (currently Brightman Almagor & Co., a member of Deloitte & Touche Tomatsu International). Mr. Lustiger is a Certified Public Accountant in Israel. Mr. Lustiger holds a B.A. degree in Accounting and Economics and an MBA in Finance and International management from the Tel-Aviv University.

Reuwen Schwarz joined our Board of Directors in July 2014. Mr. Schwarz serves as an independent contractor providing services to the Company since November 2013. Since 2012, Mr. Schwarz serves as a real estate manager for a private company. From 2008 through 2012 Mr. Schwarz has served as a manager for Centris Capital AG. From 2006 through 2008 Mr. Schwarz has served as a banker for Meinl Bank AG, Vienna. Mr. Schwarz holds a Magister (MA) degree from the University of Economic and Business Administration Vienna, Austria.

Compensation

Mr. Hilman’s compensation terms as a director of the Company were approved by the Company’s shareholders on October 19, 2009. For further information on the compensation terms of Mr. Hilman, see “Directors and Officers Compensation” above and the Company’s annual report on Form 20-F for the year 2013 as filed on April 30, 2014.

Mr. Lustiger’s compensation terms are identical to the compensation terms to be paid to the members of the Board of Directors, as approved by the Company’s shareholders on December 19, 2013. In addition, the Company granted Mr. Lustiger options and restricted shares of the Company under the 1999 Plan and the 2006 Plan. For further information on the compensation terms and the grants by the Company of options and restricted shares to Mr. Lustiger, see “Directors and Officers Compensation” above and the Company’s annual report on Form 20-F for the year 2013 as filed on April 30, 2014.

Mr. Schwarz is not entitled to compensation from the Company in his capacity as a director of the Company. For information on the terms of the service agreement entered into between the Company and Mr. Schwarz for the provision of real estate related consulting services to the Company, its subsidiaries and affiliates, see the Company’s annual report on Form 20-F for the year 2013 as filed on April 30, 2014.

The three proposed nominees for director’s service in the Company will continue to benefit from coverage under the Company’s directors’ and officers’ liability insurance policies and from the letters of indemnification provided to them by the Company. For details on proposed amendments to the Company’s undertaking to indemnify its current and future directors, see Proposals No. 3 through 5 below.

Alternate Directors

Subject to the Companies Law, the articles of association of the Company provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may remove such alternate director, provided however, that such alternate director is approved in a resolution approved by at least a majority of the Company’s directors. Pursuant to the Company’s articles of association, any alternate director may exercise all the powers vested in the director for whom he is serving as alternate director. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

The articles of association of the Company also provide that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate, subject to the provisions of the Companies Law.

External Directors

The term of the Company’s current external directors, Ms. Orli Garti-Seroussi and Mr. Chaim Labenski, will end on January 30, 2017, and December 30, 2016, respectively.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-election of Messrs. Hilman, Lustiger and Schwarz as directors of the Company, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

RE-APPOINTMENT OF KOST, FORER, GABBAY & KASIERER, A MEMBER OF ERNST &
YOUNG GLOBAL, AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE FISCAL
YEAR ENDED DECEMBER 31, 2014 AND TO AUTHORIZE THE BOARD OF DIRECTORS,
UPON THE RECOMMENDATION OF THE AUDIT COMMITTEE, TO DETERMINE THE
AUDITORS’ REMUNERATION TO BE FIXED IN ACCORDANCE WITH THE VOLUME AND
NATURE OF THEIR SERVICES TO THE COMPANY FOR SUCH FISCAL YEAR

Following the recommendation of the Audit Committee and Board of Directors, it is proposed to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending on December 31, 2014 and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors’ remuneration in accordance with the volume and nature of their services to the Company for such fiscal year.

Such auditors have served as the Company’s auditors since its establishment and have no relationship with the Company or with any affiliate of the Company, except as auditors.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the Company’s independent auditors for the fiscal year ending on December 31, 2014, and the authorization of the Board of Directors, upon the recommendation of the Audit Committee, to determine the remuneration of said auditors in accordance with the volume and nature of their services to the Company, and as presented to the shareholders, be, and same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPROVAL OF AMENDMENTS TO THE COMPANY’S UNDERTAKING TO INDEMNIFY
ITS CURRENT AND FUTURE DIRECTORS WHO ARE NON-CONTROLLING
SHAREHOLDERS OF THE COMPANY (OR ARE NOT PERSONS TO WHOM THE GRANT
BY THE COMPANY OF SUCH INDEMNIFICATION UNDERTAKING CREATES A
PERSONAL INTEREST TO THE COMPANY'S CONTROLLING SHAREHOLDER) AND THE
GRANT OF AMENDED LETTERS OF INDEMNIFICATION ACCORDINGLY

On November 2, 2005, the Company’s shareholders approved the grant of a prospective undertaking to indemnify the Company’s current and future directors, who are non-controlling shareholders of the Company and the grant of letters of indemnification accordingly. In light of certain amendments made to the Israeli Securities Law, 1968 concerning the grant of indemnification to directors and officers of companies, the Company’s shareholders approved on November 17, 2011 certain amendments to such indemnification undertaking, including to the letters of indemnification.

Since the Company has significantly changed its operations in recent years and has entered into the real estate sector, it is proposed, following the approval by the Compensation Committee and the Board of Directors, to approve the following amendments to the Company’s prospective undertaking to indemnify its current and future directors, who are non-controlling shareholders of the Company (or are not persons to whom the grant by the Company of such indemnification undertaking creates a personal interest to the Company's controlling shareholder) and to the letters of indemnification accordingly:

(a)	inclusion of additional events upon the occurrence of which the Company may indemnify its current and future directors and officers; and

(b)
increase of the aggregate and accumulated indemnification amount that the Company may pay its directors and officers, to an amount that shall not exceed the higher of: (i) 25% of the shareholders’ equity of the Company, as set forth in the Company’s most recent consolidated financial statements prior to such payment; (ii) 10 million U.S. Dollars.

A copy of the current letter of indemnification marked to show the above proposed amendments to the letter of indemnification is attached hereto as Annex B.

It is clarified that the proposed amendments to the letters of indemnification are intended to expand the Company’s existing prospective indemnification undertaking and not to derogate therefrom.

The Compensation Committee and the Board of Directors determined that, considering the scope and type of activities of the Company, the aggregate indemnification amount as specified in the amended letters of indemnification is reasonable under the circumstances, and that the events specified in the amended letters of indemnification may be foreseen in light of the actual activities of the Company at the time of grant of such amended letters of indemnification.

The proposed amendments to the Company’s prospective indemnification undertaking as detailed above are in accordance with the Compensation Policy.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the amendments to the Company’s undertaking to indemnify its current and future directors who are non-controlling shareholders of the Company (or are not persons to whom the grant by the Company of such indemnification undertaking creates a personal interest to the Company's controlling shareholder) and the grant of amended letters of indemnification accordingly, having been approved by the Company’s Compensation Committee and Board of Directors, and as presented to the shareholders, be, and same hereby are, approved”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

APPROVAL OF AMENDMENTS TO THE COMPANY’S UNDERTAKING TO INDEMNIFY
MR. SHLOMO (TOM) WYLER, THE CHIEF EXECUTIVE OFFICER OF THE COMPANY’S
SUBSIDIARY OPTIBASE INC. WHO IS AFFILIATED WITH THE CONTROLLING
SHAREHOLDER OF THE COMPANY AND THE AMENDMENTS TO THE LETTER OF
INDEMNIFICATION ISSUED BY THE COMPANY ACCORDINGLY

On November 2, 2005, the Company’s shareholders approved the grant of a prospective undertaking to indemnify Mr. Tom Wyler, the Chief Executive Officer of Optibase Inc., who served then as a member of the Board of Directors and was considered the controlling shareholder of the Company.

Following the adoption of a resolution to amend the Company’s indemnification undertaking to its current and future directors who are non-controlling shareholders of the Company as stated in Proposal No. 3 above, and following the approval by the Compensation Committee, the Audit Committee and the Board of Directors, it is proposed to approve amendments to the Company’s undertaking to indemnify Mr. Tom Wyler, and the amendments to the  letter of indemnification issued by the Company to Mr. Wyler, accordingly.

For a description of such prospective indemnification undertaking, see Proposal No. 3 above.

It is clarified that the amendments proposed to the letter of indemnification to Mr. Wyler are intended to expand the Company’s existing prospective indemnification undertaking and not to derogate therefrom.

Summary of the Audit Committee, Compensation Committee and Board of Directors’ Reasons for the Approval of This Proposal

The amendments to the Company’s prospective undertaking to indemnify Mr. Wyler are identical to the amendments proposed to be made to the Company’s prospective indemnification undertaking with respect to all other directors and officers of the Company.

The proposed amendments to the Company’s prospective undertaking to indemnify Mr. Wyler and the grant of an amended indemnification letter do not include a Distribution (as such term is defined under the Israeli Companies Law).

The proposed amendments to the Company’s prospective indemnification undertaking are in accordance with the Compensation Policy.

In light of all of the above, the Compensation Committee, Audit Committee and the Board of Directors concluded that the proposed amendments to the Company’s prospective undertaking to indemnify Mr. Wyler and the amendments to the letter of indemnification accordingly are to the benefit of the Company

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the amendments to the Company’s undertaking to indemnify Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of the Company’s subsidiary Optibase Inc. who is affiliated with the controlling shareholder of the Company, and amendments to the letter of indemnification issued by the Company accordingly, having been approved by the Company’s Audit Committee, Compensation Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 5

APPROVAL OF THE GRANT BY THE COMPANY OF A PROSPECTIVE UNDERTAKING TO
INDEMNIFY MR. REUWEN SCHWARZ, A MEMBER OF THE COMPANY’S BOARD OF
DIRECTORS WHO IS AFFILIATED WITH THE CONTROLLING SHAREHOLDER OF THE
COMPANY, AND THE GRANT OF A LETTER OF INDEMNIFICATION TO MR. SCHWARZ
ACCORDINGLY

Mr. Reuwen Schwarz was appointed to serve as a director of the Company by the members of the Board of Directors on July 17, 2014. Under the provisions of the articles of association of the Company, a director appointed by the Board of Directors shall hold office until the next annual meeting, and may be re-elected by the Company’s shareholders at the annual general meeting. Mr. Schwarz is affiliated with the controlling shareholder of the Company. For further details on Mr. Schwarz and the proposal to approve his re-election to the Board of Directors, see Proposal No. 1 above.

Following the adoption of a resolution to amend the Company’s indemnification undertaking to its current and future directors who are non-controlling shareholders of the Company as stated in Proposal No. 3 above, and following the approval by the Compensation Committee, the Audit Committee and the Board of Directors, it is proposed to approve the grant by the Company of a prospective undertaking to indemnify Mr. Schwarz as a member of the Board of Directors, and the grant of a letter of indemnification in the form attached hereto as Annex B accordingly.

For a description of such prospective indemnification undertaking, see Proposal No. 3 above.

The approval of this Proposal No. 5 is subject to the receipt of the requisite shareholders approval for the re-election of Mr. Schwarz to the Board of Directors.

Summary of the Audit Committee, Compensation Committee and Board of Directors’ Reasons for the Approval of This Proposal

The grant by the Company of a prospective undertaking to indemnify Mr. Schwarz is identical to the indemnity granted to all other directors and officers of the Company and is customary in companies of the type and size of the Company.

The proposed grant of a prospective undertaking to indemnify Mr. Schwarz does not include a Distribution (as such term is defined under the Israeli Companies Law).

The proposed grant of a prospective undertaking to indemnify Mr. Schwarz is in accordance with the Compensation Policy.

In light of all of the above, the Compensation Committee, Audit Committee and the Board of Directors concluded that the proposed grant of a prospective undertaking to indemnify Mr. Schwarz is to the benefit of the Company

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant by the Company of a prospective undertaking to indemnify Mr. Reuwen Schwarz, a member of the Board of Directors who is affiliated with the controlling shareholder of the Company, and the grant of a letter of indemnification to Mr. Schwarz in the form attached hereto as Annex B accordingly, having been approved by the Company’s Audit Committee, Compensation Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 6

TO APPROVE THE ENTRANCE BY THE COMPANY INTO A REGISTRATION RIGHTS
AGREEMENT WITH THE CAPRI FAMILY FOUNDATION, THE CONTROLLING
SHAREHOLDER OF THE COMPANY, AND MR. SHLOMO (TOM) WYLER, THE CHIEF
EXECUTIVE OFFICER OF THE COMPANY’S SUBSIDIARY, OPTIBASE INC. WHO IS
AFFILIATED WITH THE CONTROLLING SHAREHOLDER OF THE COMPANY, FOR THE
REGISTRATION OF ALL OF THE ORDINARY SHARES OF THE COMPANY HELD BY
THEM UNDER THE SECURITIES ACT

On May 13, 2008 and on May 5, 2011, the Company’s shareholders approved the issuance by the Company of an aggregate number of 1,063,381 ordinary shares in two private placements to Mr. Wyler, who was considered, until September 12, 2012, our controlling shareholder. In connection with such issuances, the Company’s shareholders also approved the Company’s undertaking to make its best efforts to register for resale under the Securities Act of 1933, as amended (the “Securities Act”) all the shares issued to Mr. Wyler within 6 months as of the date of issuance. To date, the shares issued to Mr. Wyler were not yet registered for resale.

Based on Amendments to Schedule 13D filed with the SEC by Gesafi Real Estate S.A, a Panama Corporation (“Gesafi”) and Capri, the Company’s current controlling shareholder, on September 12, 2012 Gesafi and Capri entered into agreements with Mr. Wyler to acquire 1,797,290 ordinary shares owned by him. During the year 2013, Gesafi transferred all of the ordinary shares of the Company held by it to Capri without consideration. For further information on such transfers of shares, see Amendments No. 4 and 5 to Schedule 13D filed with the SEC on November 21, 2012 and on February 3, 2014, by Gesafi and Capri.

In addition, on December 19, 2013, the Company has issued a net sum of 1,300,580 ordinary shares to Capri, in consideration for twelve luxury condominium units purchased by the Company. For additional information on the transaction see the Company’s annual report on Form 20-F as filed on April 30, 2014.

Based on Amendments to Schedule 13D filed with the SEC by Mr. Wyler and Capri (the “Holders”), each of the Holders holds 159,218 and 3,725,055 ordinary shares of the Company, respectively.

Following the approval by the Audit Committee and Board of Directors, it is proposed to approve the entrance by the Company into a registration rights agreement with the Holders, for the filing of a registration statement in order to register for resale all of the ordinary shares of the Company held by them (the “Agreement”).

The following is a short summary of the principal terms of the Agreement:

Demand registration rights

At any time after nine months following the approval of the Agreement by the Company’s shareholders, at the request of the holders of at least 5% of the ordinary shares outstanding on the effective date of the Agreement, the Company must register any or all of the Holders’ ordinary shares as follows:

•
in the event that the Company is not eligible under applicable securities laws to file a registration statement on Form F-3, the Company is required to effect up to two such registrations, but only if the minimum anticipated gross aggregate offering price of the shares to be registered exceeds $5,000,000, and

•
in the event that the Company is eligible under applicable securities laws to file a registration statement on Form F-3, the Company is required to effect an unlimited number of registrations, but only (a) if the minimum gross anticipated aggregate offering price of the shares to be registered exceeds $5,000,000, and (b) up to two within a period of twelve months.

Such registration must also include any additional registrable securities requested to be included in such registration by any other holders who are party to the Agreement or entitled thereunder.

The Company’s obligation to effect a registration is subject to certain qualifications and limitations, including the Company’s right to postpone a registration during the period that is 90 days before our good faith estimate of the date of filing of, and ending up to 180 days after the effective date of, a registration statement initiated by us and for which the piggyback rights described below will apply, the Company’s right to postpone a registration for a period of up to 60 days in the event of our furnishing a certificate signed by the Company’s chief executive officer that states that in the good faith judgment of the Board of Directors, it would be materially detrimental to the Company or its shareholders for such registration statement to either become effective or remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company or (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential. However, the Company may not invoke this postponement right for more than an aggregate of 90 days in any 12 month period.

Piggyback registration rights

The Holders have the right to request that the Company include their registrable securities in any registration statement that the Company files (other than a registration statement on Form S-8, S-4 or other equivalent form). The right of a Holder to include shares in the registration related thereto is conditioned upon the shareholder accepting the terms of the underwriting, if any, as agreed between the Company and the underwriters and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the Company’s offering. However, the Company has agreed not to grant any other shareholders priority to have their securities registered prior the securities of a Holder.

Expenses

All expenses incurred in effecting a registration provided for under the Agreement, including, without limitation, all registration and filing fees, printing expenses, reasonable fees and disbursements of counsel for the Company and for one U.S. counsel and one Israeli counsel, underwriting expenses (other than share transfer taxes, selling Holder underwriting discounts or commissions), road show expenses, expenses of any audits incident to or required by any such registration, shall be paid by the Company.

Indemnification

The Agreement further includes mutual indemnification obligations between the parties, according to which, subject to applicable law, each party to the Agreement shall indemnify and hold harmless the other party, from and against any and all losses, claims, expenses, damages or liabilities, joint or several as the same are incurred to which they, or any of them, may become subject under the Securities Act, the Securities Exchange Act of 1934, as amended, other federal or state statutory law or regulation, at common law, or otherwise, insofar as such losses, claims, expenses, damages or liabilities (or action in respect thereof) arise out of or are based upon any of the events specified in the Agreement.

Termination of Registration Rights

The Holders’ right to request registration or to include registrable securities held by them in any registration pursuant to the Agreement, shall terminate upon the earlier of (a) seven (7) years following the effective date of the Agreement or (b) when all of their registrable securities can be sold without restriction pursuant to Rule 144 under the Securities Act and without the requirement for the Company to be in compliance with the current public information requirements under Rule 144 as confirmed by an unqualified opinion by counsel of the Company.

The Agreement will enter into effect upon the receipt of the requisite shareholders approval of this Proposal No. 6.

Summary of the Audit Committee and Board of Directors’ Reasons for the Approval of This Proposal

The Audit Committee and Board of Directors stated in their approval of the entrance into the proposed Agreement, that as part of the private placements to Mr. Wyler between the years 2008 through 2011, the Company has already undertaken to make best efforts to register for resale all the issued shares and the existing shares held by Mr. Wyler under the Securities Act, and such registration statement has not been filed by the Company as of this date.

According to past understandings between Mr. Wyler and the Company, Mr. Wyler agreed not to pursue the registration for resale in order to minimize the Company’s expenses for the filing of a registration statement.

As the Company has already undertaken to make best efforts to register for resale all the issued shares and the existing shares held by Mr. Wyler, the inclusion of the additional shares held by Capri in such registration statement does not require additional significant expenses to be paid by the Company.

Sale of the Company's shares by Capri or Mr. Wyler may increase the liquidity and tradability of the Company’s shares.

In light of all of the above, the Audit Committee and the Board of Directors concluded that the entrance into the proposed Agreement is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the entrance by the Company into a registration rights agreement with the Capri Family Foundation, the controlling shareholder of the Company, and Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of the Company’s subsidiary, Optibase Inc. who is affiliated with the controlling shareholder of the Company, for the registration of all of the ordinary shares of the Company held by them under the Securities Act, as amended, having been approved by the Company’s Audit Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 7

TO APPROVE A GRANT BY THE COMPANY OF A SPECIAL BONUS TO MR. AMIR
PHILIPS, THE COMPANY’S CHIEF EXECUTIVE OFFICER, AND TO APPROVE AN
EXTENSION OF MR. PHILIPS’ ADVANCED NOTICE PERIOD

Following the approval by the Compensation Committee and Board of Directors, it is proposed to approve the grant by the Company of the following compensation to Mr. Amir Philips, the Company’s Chief Executive Officer, and to amend the compensation terms of Mr. Philips, as follows:

(a)	the grant of a special bonus in the amount of $50,000 to Mr. Philips; and

(b)	the extension of Mr. Philips’ existing four (4) months advanced notice period under his employment agreement with the Company to an advance notice period of six (6) months.

For details regarding the current compensation terms of Mr. Philips as the Company’s Chief Executive Officer, see “Directors and Officers Compensation” above.

Summary of the Compensation Committee and Board of Directors’ Reasons for the Approval of This Proposal

The special bonus proposed to be granted to the Company’s Chief Executive Officer is intended to compensate the Chief Executive Officer for his continued services, achievements and contribution to the Company.

Mr. Philips has served during the recent years in various senior managerial positions in the Company. During such time Mr. Philips assisted the Company in the sale of the Company's video solutions activity and the continuous arbitration proceedings in connection with such sale. Mr. Philips has also led the Company's smooth transition into a real estate venture company and has been actively involved in the acquisition and ongoing supervision of the Company’s various real estate properties.  It was further noted that Mr. Philips did not receive any bonuses from the Company since his appointment as the Company’s Chief Executive Officer.

The extension of Mr. Philips' advanced notice period to a six months period is customary for chief executive officer positions in companies of the type and size of the Company.

The terms of the overall compensation proposed to be granted to Mr. Philips is fair and reasonable taking into consideration, among other things, the Chief Executive Officer’s skills, qualifications and experience, the comparative compensation of chief executive officers of similar size and type of the Company (based on an external analysis conducted by an independent consultant) and the overall compensation of the Chief Executive Officer.

The terms of the overall proposed compensation to the Company’s Chief Executive Officer is in accordance with the Compensation Policy.

In light of all of the above, the Compensation Committee and the Board of Directors concluded that the proposed compensation is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant by the Company of a special bonus to Mr. Amir Philips, the Company’s Chief Executive Officer and the extension of Mr. Philips’ advanced notice period, having been approved by the Compensation Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 8

TO APPROVE AMENDMENTS TO THE COMPANY’S UNDERTAKING TO INDEMNIFY MR.
AMIR PHILIPS, THE COMPANY’S CHIEF EXECUTIVE OFFICER, AND THE GRANT OF
AN AMENDED LETTER OF INDEMNIFICATION ACCORDINGLY

Following the approval by the Compensation Committee and the Board of Directors, and following the adoption of a resolution to amend the Company’s undertaking to indemnify its current and future directors who are non-controlling shareholders of the Company (or are not persons to whom the grant by the Company of such indemnification undertaking creates a personal interest to the Company's controlling shareholder) and the amendments to the letters of indemnification accordingly, as stated in Proposal No. 3 above, it is proposed to approve amendments to the Company’s undertaking to indemnify Mr. Philips and the grant of an amended letter of indemnification to Mr. Philips, accordingly.

For details regarding the current compensation terms of Mr. Philips as the Company’s Chief Executive Officer, see “Directors and Officers Compensation” above.

For a description of such prospective indemnification undertaking, see Proposal No. 3 above. It is clarified that the amendments proposed to the letter of indemnification to Mr. Philips are intended to expand the Company’s existing prospective indemnification undertaking and not to derogate therefrom.

Summary of the Compensation Committee and Board of Directors’ Reasons for the Approval of This Proposal

The amendments to the Company’s prospective undertaking to indemnify Mr. Philips are identical to the amendments proposed to be made to the Company’s prospective indemnification undertaking with respect to all other directors and officers of the Company.

The proposed amendments to the Company’s prospective indemnification undertaking are in accordance with the Compensation Policy.

In light of all of the above, the Compensation Committee and the Board of Directors concluded that the proposed amendments and the grant of indemnification letter are to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the amendment to the Company’s undertaking to indemnify Mr. Philips and amendments to the letter of indemnification issued by the Company accordingly, having been approved by the Compensation Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2013. These documents can be found on the Company’s website at: www.optibase-holdings.com.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than two business days before the Meeting.

By Order of the Board of Directors, Alex hilman, Executive Chairman of the Board of Directors

September 4, 2014

Annex A

Date:  August 21, 2014

To:

Optibase Ltd. (the "Company")

Re:	Declaration of a Nominee as a Director in a Public Company in Accordance with the Companies Law, 5759-1999 ("the Law")

I, the Undersigned, Alex Hillman I.D. No. 051133460, a resident of Israel, whose address is 75 Hailanot St., Herzliya, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq.

2.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. These Sections, as in effect as of the date hereof, are attached hereto as Annex A, and are integral parts of this deceleration.

3.
I am aware of the duty of notice which I am subject to pursuant to Section 227A of the Law and I will fulfill them as required. This Section, as in effect as of the date hereof, is attached hereto as Annex A.

4.	I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of a director of the Company with respect to the Company's special needs and its size.

5.	I have the following academic degrees:

•	1976 - University of Tel Aviv: B.A in Accounting

•	1976 - University of Tel Aviv: B.A in Economics

6.	The documentation evidencing the aforesaid degrees is attached hereto as Annex B and is an integral part of this declaration.

7.	I have work experience as specified in my CV, attached hereto as Annex C. The documentation evidencing these positions is attached hereto as Annex D.

8.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as a Director of the Company, nor will they harm my ability to serve as a Director of the Company.

9.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company's Chairman of the Board immediately, in accordance with Section 227A of the law as set forth in Annex A to this declaration.

10.	I am not serving as an external director in another company that one of the external directors of the Company serves as a director in that other company.

11.
I am aware that my declaration herein shall serve the Company in considering whether I qualify to serve as a director of the Company and in particular whether I fulfill the conditions and criteria established in accordance with the Law, and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports.

12.	This is my name, this is my signature and the facts stated above are true.

Alex Hillman	051133460	/s/ Alex Hillman
Name	I.D.	Signature

 Date: August 24, 2014

To:

Optibase Ltd. (the "Company")

Re:	Declaration of a Nominee as an Independent Director in a Public Company in Accordance with the Companies Law, 5759-1999 (the "Law")

I, the Undersigned, Danny Lustiger I.D. No. 022963763, a resident of Israel, whose address is 56 Izhak Shada St., Herzliya, Israel, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as an Independent Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq.

2.
I am aware of the requirements of the Law with regard to the service of an Independent Director, the service period, termination of service, membership in the Company's committees, etc., and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports.

3.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard the restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or bankruptcy. These Sections, as in effect as of the date hereof, are attached hereto as Annex A and are an integral part of this deceleration and, as of the date hereof, do not apply to me and/or with respect to me.

4.
I am aware of the duty of notice which I am subject to pursuant to Sections 227A and 245A of the Law and I will fulfill them as required. These Sections, as in effect as of the date hereof, are attached hereto as Annex A.

5.
I hereby declare that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of an Independent director of the Company, as detailed as follows.

6.
I have the accounting and financial expertise, in accordance with the Companies Regulations (Conditions and Tests for a Director having Accounting and Financial Expertise and a Director having Professional Qualifications), 5766-2005, (hereinafter: the "Companies Regulations"). The Companies Regulations, as in effect as of the date hereof, are attached hereto as Annex B and is an integral part of this declaration.

7.	I have the following academic degrees:

2004 – Stanford University, CA. Graduate School of Business - Executive program for growing companies.

2001 – Tel Aviv University - Advanced study diploma for Executive Directors in Public corporations

1993-1996 – Tel Aviv University - MBA in Finance and International Management

1992-1993 – Tel Aviv University - Advance studies in accounting

1989-1992 – Tel Aviv University - B.A. in Accounting and Economics

The documentation evidencing the aforesaid degrees is attached hereto as Annex C and is an integral part of this declaration.

8.	My business experience is as detailed in the CV attached hereto as Annex D. The documentation evidencing these positions is attached hereto as Annex E.

9.	Please mark X in the applicable box:

☒
Neither I, nor my Relatives, my partner, my employer, who I am subordinate to directly or indirectly, nor any entity of which I am a controlling shareholder, have, or within the past two years prior to the appointment date had (1) any Relationship with the Company, its controlling shareholder at the Appointment Date, or with any Other Entity, or (2) any business or professional relationships with the Company, its controlling shareholder at the Appointment Date, or with any Other Entity, even if such relationships are not of an ordinary nature, excluding De minimis relationships.

For the purpose of this section-

"Relationship" means an employment relationship, a business or professional relationship by of an ordinary nature or control, and service as an officer, and which shall not include service as a director appointed to serve as an external director of a company which intends to offer shares to the public for the first time.

"Other Entity" means an entity in which, currently or within the two years prior to the Appointment Date, the controlling shareholder was the Company or the Company’s controlling shareholder.

"Appointment Date" means the date on which the general meeting will appoint me as an Independent Director, in accordance with Section 239(B) of the Law.

"Relative" means spouse, sibling, parent, grandparent, child; or child, sibling or parent of a spouse; or the spouse of any of the above.

Alternatively,

☐
I have, or within the past two years prior to the appointment date had, minor business or professional relationships with the Company, which have commenced prior to my appointment date as an Independent Director and which do not constitute a "Relationship" under the Companies Regulations (Matters that do Not Constitute a Relationship), 5767-2006 (hereinafter "Relationship Regulations"). The relevant Sections of the Relationship Regulations, as in effect as of the date hereof, are attached hereto as Annex F and are an integral part of this declaration. The aforesaid Relationships are as follows1:

________________________________________________________________.

10.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as an Independent Director of the Company or constrain my ability to serve as an Independent Director of the Company.

11.	I am not a director of a company which has an external director who is a director of the Company.

1Details of the business or professional relationships of the nominee with the Company and documentation evidencing that these are minor relationships will be provided.

12.	I am not an employee of the Israeli Securities Authority and/or the Tel Aviv Stock Exchange.

13.	I am not a Relative of the Company's controlling shareholder.

14.
I have not obtained any compensation, directly or indirectly due to my service as a director of the Company, in addition to the compensation and reimbursement of their expenses which I entitled to, as a result of my service as an Independent director of the Company. For this purpose, consideration shall not include exemption, undertaking to indemnify, indemnity or insurance.

15.
I hereby undertake to fulfill all the requirements provided by law, for a director in general and for an Independent Director in particular, and to fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern, that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall immediately notify the Company's Chairman of the Board.

16.
I am aware that under the Law, neither I, nor my spouse and my children, shall be able to serve as an officer of the Company, to be employed by the Company or to provide it with professional services, in exchange for any consideration, whether directly or indirectly, including through a corporation under my control, unless two years have elapsed since the termination of my services as an Independent Director of the Company, and regarding any Relative who is not my spouse or my children - unless one year has elapsed since the aforesaid termination of my service.

17.	I do not serve as a director of the Company for more than 9 years in a row.

18.	I do not serve as the Company's Chairman of the Board.

19.	I am not employed by the Company, the Company's controlling shareholder or other corporation controlled by the Company's controlling shareholder.

20.
I do not provide any services on a permanent basis, to the Company, to its controlling shareholder or other corporation controlled by the Company's controlling shareholder; in addition, my main source of subsistence is not associated with the controlling shareholder.

21.
I am aware that my declaration herein, shall be raised in front of the Company prior to the Annual General Meeting which on its agenda is the nomination of the Company's directors and which shall serve the Company for considering whether I qualify to serve as an Independent Director of the Company and in particular whether I fulfill the conditions and criteria of the Companies Regulations and the Relationship Regulations.

22.
I hereby acknowledge and agree, that, subject to the approval of the general meeting of the shareholders of the Company, I shall receive compensation as further detailed in Annex G, and that I shall not be entitled to any further compensation from the Company with respect to my services as an Independent Director.

23.	This is my name, this is my signature and the facts stated above are true and correct.

Danny Lustiger	022963763	/s/ Danny Lustiger
Name	I.D.	Signature

Date:  August 21, 2014

To:

Optibase Ltd. (the “Company”)

Re:	Declaration of a Nominee as a Director in a Public Company in Accordance with the Companies Law, 5759-1999 (the “Law”)

I, the Undersigned, Reuwen Schwarz, Passport No. P 3525616, a resident of  Austria, whose address is Ferdinandstr.6/11, 1020 Vienna, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq Global Market.

2.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. A free translation of these sections, as in effect as of the date hereof, are attached hereto as Annex A, and are integral parts of this decleration.

3.
I am aware of the duty of notice which I am subject to pursuant to Section 227A of the Law and I will fulfill them as required. This Section, as in effect as of the date hereof, is attached hereto as Annex A.

4.	I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of a director of the Company with respect to the Company's special needs and its size.

5.	I have the following academic degrees:

•	Magister (MA), University of Economics and Business Administration Vienna, Austria

6.	The documentation evidencing the aforesaid degrees is attached hereto as Annex B and is an integral part of this declaration.

7.	I have work experience as specified in my CV, attached hereto as Annex C. The documentation evidencing these positions is attached hereto as Annex D.

8.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as a Director of the Company, nor will they harm my ability to serve as a Director of the Company.

9.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company's Chairman of the Board immediately, in accordance with Section 227A of the law as set forth in Annex A to this declaration.

10.	I am not serving as an external director in another company that one of the external directors of the Company serves as a director in that other company.

11.
I am aware that my declaration herein shall serve the Company in considering whether I qualify to serve as a director of the Company and in particular whether I fulfill the conditions and criteria established in accordance with the Law, and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports.

12.	This is my name, this is my signature and the facts stated above are true.

Rouven Schwarz	P 3525616	/s/ Rouven Schwarz
Name	I.D.	Signature

Annex B

To
___________
___________
___________

OPTIBASE LTD.
(the “Company”)

Letter of Indemnification
(the “Letter” or the “Indemnification Letter”)

Whereas on November 2, 2005 the General Meeting of the Company approved, following the approval of the Company’s audit committee and board of directors, to indemnify the Officers of the Company in accordance with the Companies Law of 1999 (the “Companies Law”);

Whereas on September 19, 2005 the Company’s board of directors approved, following the approval of the Company’s audit committee, to indemnify the Officers of the Company in accordance with the Companies Law; and

Whereas on October 11, 2011 the Company’s board of directors approved, following the approval of the Company’s audit committee, to indemnify the Officers of the Company in accordance with the Companies Law; and

Whereas on October [__], 2014 the Company’s shareholders’ approved, following the approval of the Company’s board of directors and compensation committee, to amend the Company’s prospective undertaking to indemnify its current and future directors and to amend this Indemnification Letter accordingly.

WE HEREBY DECLARE THAT:

1.	Obligation to indemnify:

    The Company hereby undertakes:

1.1.
To indemnify you for any liability or expense, as detailed below, imposed upon you for actions taken (including actions preceding the date of this Letter) and/or actions that will be taken, by virtue of your service as an Officer of the Company, or an Officer on behalf of the Company in a company controlled by the Company or in which the Company has an interest (such companies being referred to herein as the “Subsidiaries”), as follows:

1.1.1.
Financial liability that you incur or imposed on you in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the Court, provided that such acts pertain to one or more of the events set out in the Schedule hereto (the “Schedule”);

1.1.2.
Reasonable litigation expenses, including legal fees that you will incur or for which you will be ordered to pay by a court within the framework of proceedings filed against you by or on behalf of the Company or by a third party, or in a criminal proceeding in which you will be acquitted, or in a criminal proceeding in which you will be convicted of a felony but which does not require criminal intent;

1.1.3.
Reasonable litigation expenses, including legal fees that you will incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which was ended without the filing of an indictment against you and without being subject to a financial obligation as a substitute for a criminal proceeding, or which was ended without the filing of an indictment against you but with the imposition of financial obligation as a substitute for a criminal proceeding relating to an offence which does not require criminal intent, within the meaning of the relevant terms in the Companies Law;

1.1.4.
Financial liability that you incur for payment to persons or entities harmed as a result of violations in Administrative Proceedings, as detailed in section 52(54)(A)(1)(a) of the Israeli Securities Law, 1965 (the "Securities Law").   For this purpose "Administrative Proceeding" shall mean a proceeding pursuant to Chapters H3 (Imposition of Monetary Sanction by the Israel Securities Authority), H4 (Imposition of Administrative Enforcement Means by the Administrative Enforcement Committee) or I1 (Settlement for the Avoidance of Commencing Proceedings or Cessation of Proceedings, Conditioned upon Conditions) of the Securities Law, as shall be amended from time to time.

1.1.5.	Expenses that you incur in connection with Administrative Proceedings (as defined above) you were involved in, including reasonable litigation fees, and including attorney fees.

1.2.
The aggregate and accumulated indemnification amount that the Company shall pay to its Officers (in addition to sums that may be received from insurance companies in connection with insurance policies that the Company has purchased, see also section 1.3 below) pursuant to all the letters of indemnification issued and/or that shall be issued by the Company pursuant to the indemnification decisions, shall not exceed the higher of: (i) 25% of the shareholders’ equity of the Company, as set forth in the Company’s most recent consolidated financial statements prior to such payment; (ii) ~~7.5~~10 million U.S. Dollars (the “The Maximum Indemnification Amount”).

1.3.
The Maximum Indemnification Amount shall not be affected in any way by the existence of, or payment under, insurance policies. Payment of the indemnification shall not affect your right to receive insurance payments, if you receive the same (either personally or through the Company or on your behalf) and the Company will not be required to indemnify you for any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by any third party.  In the event there is any payment made under this Letter and such payment is covered by an insurance policy, the Company shall be entitle to collect such amount of payment from the insurance proceeds.

1.4.
In the event the indemnification amount the Company is required to pay to its Officers, as set forth in Section 1.1 above, exceeds at a certain time the Maximum Indemnification Amount (or the balance thereof after deducting any indemnification amounts paid or payable by the Company to any of its Officers at such time) in accordance with Section 1.2 above, the Maximum Indemnification Amount or its remaining balance will be allocated between the Officers entitled to indemnification, in the manner that the amount of indemnification that each of the Officers will actually receive will be calculated in accordance with the ratio between the amount each individual Officer may be indemnified for, and the aggregate amount that all of the relevant Officers involved in the event may be indemnified for.

1.5.
Upon the occurrence of an event that by its virtue you are likely to be entitled to indemnification in accordance with Section 1.1 above, the Company shall place at your disposal, from time to time, the funds required to cover the expenditures and payments that are connected to handling the legal proceeding, in a manner that you shall not be required to pay for, or personally finance the legal expenses, subject to the conditions and instructions in this Indemnification Letter.

1.6.
In order to avoid any doubt, upon the occurrence of an event that may entitle you to indemnification, you shall be entitled to appoint an advocate of your choice, with the exception of an advocate whom the Company deems unacceptable for reasonable cause, provided that you shall immediately inform the Company of the identity of the advocate, when it becomes necessary to appoint such advocate. In the event you do not inform the Company regarding your choice of advocate in compliance with the above mentioned, the Company shall have discretion to appoint an advocate on your behalf.

2.	The obligation to indemnify in accordance with this Letter is subject to the statements set forth in this Section 2 and to any applicable law:

2.1.	There is nothing by law to prevent your being indemnified.

2.2.
You shall inform the Company of every legal proceeding that shall be brought against you in connection with any event that may entitle you to indemnification, and of every warning made to you in writing, pertaining to legal proceedings that may be commenced against you, and this shall be done in a timely manner, immediately after you shall first be aware of such, and you shall provide the Company or to whom the Company shall instruct you to, all documents in connection with such proceedings.

2.3.
Despite the provisions of Section 1.6 above, the Company is entitled to take upon itself the care of your defense in the legal proceeding and/or to give the above care to any prominent advocate that the Company shall select for this purpose (except an advocate that shall not be reasonably acceptable to you) subject to the fulfillment of all of the following conditions:  (a) The Company shall inform the holder of this Indemnification Letter, within 45 days from the time of receiving the notice as said in Section 2.2 above (or within a shorter period of time – if the matter requires filing a statement of defense or a response to a proceeding), that it shall indemnify the holder of the Indemnification Letter according to this Letter; and  (b) The legal proceeding against the holder of the Indemnification Letter shall solely entail a claim for monetary damages.  The Company and/or the aforementioned advocate shall be entitled to act with their exclusive discretion and to bring the proceeding to a close; the appointed advocate shall act and shall owe its duty of loyalty to the Company and to you.  In the event that a conflict of interest shall arise between you and the Company, you shall inform the Company of such conflict and shall be entitled to appoint an advocate on your behalf, and the provisions of this Indemnification Letter shall apply to expenses you may incur as a result of such appointment.  In the event that the Company decides to settle a monetary obligation or to decide a monetary obligation by arbitration, or by mediation or by settlement the Company shall be entitled to do so as long as the lawsuit or the threat of a lawsuit against you shall be fully withdrawn. Following the request of the Company you shall sign any document that shall empower the Company and/or an advocate as mentioned above, to act on your name with regard to your defense in the above-mentioned proceedings and to represent you in all matters pertaining to these proceedings, as set forth above.

2.4.
You shall cooperate with the Company and/or with any advocates as set forth above in every reasonable manner that shall be required from you by any of them in connection with the handling of such legal proceedings, all in accordance with Section 1.2 above. You shall not bear any additional legal expenses due to such cooperation.

2.5.
Subject to the provisions of this Indemnification Letter, whether or not the Company shall act in accordance with section 2.3 above, the Company shall cover litigation expenses in a manner that you shall not be required to pay or finance such litigation expenses yourself.

2.6.
Your indemnification in connection to the legal proceeding of any actions against you, as set forth in this Letter, will not be enforceable in connection with amounts that you shall be required to pay as a result of a settlement or arbitration, unless the Company agrees, in advance and in writing, to the settlement, or to the arbitration award.

2.7.
The Company shall not be required to pay, pursuant to this Letter, monies that were actually paid, to you, or on your behalf or in your stead, through an insurance policy that the Company procured or through an obligation to any indemnification that was made by any other person other than the Company.  In addition, in the event of the indemnification hereunder is being paid in respect of your serving as an Officer in any Subsidiary, such indemnification will only be paid after all your rights to insurance and indemnification from such Subsidiary will have been exhausted, if and to the extent they exist.

In order to avoid any doubt, it shall be clarified that the indemnification amount pursuant to this Letter shall be independent of, (and in addition) to the amount that shall be paid (if paid) pursuant to an insurance policy and/or any other indemnification.

2.8.
Upon your request to an execution of a payment in connection with any event pursuant to this Letter, the Company shall take all necessary steps according to any applicable law to pay such payment and will do all that is required to obtain any approval that is required. If any approval is required for the above payment and that payment shall not be approved for any reason, such payment, or any part of it, that will not be approved, as said above, shall be subject to the approval of a court and the Company shall take all necessary steps to obtain the court’s approval.

3.
The obligations of the Company according to this Letter shall remain valid even if you have ceased to be an Officer of the Company, provided that acts for which you are given a commitment of indemnification were performed or shall be performed during your service as an Officer of the Company.

4.
In the event the Company pays to you, or in your place, any amount pertaining to this Letter in connection with a legal proceeding as stated above, and afterwards it shall be determined that you are not entitled to any indemnification from the Company for any reason whatsoever, the sums paid by the Company shall be considered a loan that was granted to you by the Company, and shall be linked to the Consumer Price Index and accrue interest in accordance with the Income Tax Regulations (Determination of the interest rate), 1985, as amended from time to time. You will be required to repay these sums to the Company when requested to do so in writing by the Company and in accordance with a payment schedule that the Company shall determine.

5.	The terms contained in this Letter will be construed in accordance with the Companies Law, and in the absence of any definition in the Companies Law, pursuant to the Securities Law, 5728-1968.

6.
The obligations of the Company according to this Indemnification Letter shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended.  In the event of a conflict between any provision of this Letter and any provision of the law, said provision of the law shall supersede the specific provision in this Letter, but shall not limit or diminish the validity of the remaining provisions of this Letter.

7.
The indemnification under this Letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to the Company. It is hereby expressly agreed and understood that this Indemnification Letter does not derogate in any way from any indemnification undertaking the Company has made to you; provided however, that the aggregate indemnification amount pursuant to all the Indemnification Letters issued or that shall be issued by the Company will not exceed the Maximum Indemnification Amount.

Notwithstanding the foregoing, if this Indemnification Letter shall be declared or found void for any reason whatsoever, then any previous undertaking by the Company for indemnification towards you, to the extent granted, shall remain in full force and effect, subject to any applicable law.

8.
The Company may, at its sole discretion and at any time, may revoke its undertaking to indemnify you hereunder, or reduce the Maximum Indemnification Amount, or limit the events to which it applies, either in regard to all the Officers or to some of them, to the extent it relates only, to events that will apply after the date of such change, provided that prior notice has been given to the Officer of the Company’s intention to do so, in writing at least 60 days before the date on which such decision will enter into effect. For the avoidance of any doubt, it is hereby clarified that any such decision will not have retroactive effect of any kind whatsoever and the Indemnification Letter, prior to such change or revocation, as the case may be, will continue to apply and be in full force and effect for all purposes in relation to any event that has preceded such change or revocation, even if the proceeding in respect thereof has been filed against the Officer after the change or revocation of the Indemnification Letter. In all other cases, this Indemnification Letter may not be changed, unless the Company and yourself have signed it.

9.
This Letter does not constitute a contract for the benefit of any third party and is not assignable. For the avoidance of any doubt, in the event of death (God forbids), this Letter will apply to you and your estate.

10.
No waiver, delay, forbearance to act or extension granted by the Company or by you will be construed in any circumstances as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

11.	The foregoing does not derogate from the Company’s right to indemnify you retroactively in accordance with the articles of association of the Company and subject to any applicable law.

12.
The law of the State of Israel shall govern this Letter and all issues related thereto, without giving effect to any conflicts of law principles.  The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction, in connection with this Indemnification Letter, except if an indemnification claim is related to legal proceeding, already filed by a third party in a different court.

13.	In this Indemnification Letter-

“The Companies Law”- the Companies Law, 1999, as will be valid from time to time.

“Officer” – in accordance with its meaning in the Companies Law, including a senior employee of the Company.

“Action” or any derivative of it – including a decision or a failure to act and including your Actions before the date of this Indemnification Letter that were made during your term of service as an Officer in the Company.

This Letter shall be neutral with regard to gender.

14.	The Schedule to this Letter is an integral and inseparable part of it.

In witness whereof, the Company shall execute this Indemnification Letter by its authorized signatories that have been duly appointed.

__________________________

Optibase Ltd.

I hereby confirm receiving this Letter and consent to all its terms.

____________

     Officer

Date: ____________

SCHEDULE

Subject to any provision of the law, the events are as follows:

1.
Any issuance of securities and/or listing them for trading on a stock exchange in Israel or abroad, including without limitation, a public offering pursuant to a prospectus, a private offering, an offer for sale, the issuance of bonus shares or any offer of securities in any other manner;

~~1.~~2.
An event arising from the Company being a public company or arising from the fact that its shares were offered to the public or arising from the fact that the Company's shares are traded on a stock exchange in Israel or abroad;

~~2.~~3.	Conducting tender offers and any thing related thereto;

4.
A "Transaction" within the meaning of Section 1 of the Companies Law1, including without limitation negotiations for entering into a transaction, the transfer, sale or purchase or charge of assets or liabilities, including securities, or the grant or receipt of a right to any of the foregoing, receiving credit and the grant of collateral and any act directly or indirectly involved in such "Transaction" and including disclosure of information and documents with respect to such "Transaction";

~~3.~~5.	Resolutions and/or acts relating to approval of transactions with stakeholders, as such transactions are defined in Chapter 5 of Part VI of the Companies Law;

6.
Report or notice filed in accordance with any applicable law, including the Companies Law and/or the Israeli Securities Law of 1968, and/or the Securities Exchange Act of 1933 and/or the Securities Exchange Act of 1934 including regulations promulgated thereunder and/or any tax laws, antitrust laws, labor laws, or in accordance with rules or instructions prevailing on an Israeli stock exchange or on Nasdaq-NM, or a stock exchange outside of Israel, or any law of another country regulating similar matters and/or the omission to act accordingly;

7.	Adoption of the findings of external opinions for the purpose of the issuance of an immediate report, prospectus, financial statements or any other disclosure document;

8.
Discussion and passing resolutions and discovery and disclosure in the Company's reports, including an evaluation with respect to the effectiveness of internal control and other issues incorporated in the report of the Company's Board of Directors, as well as the issuance of statements and reference to the financial statements;

9.
Preparation, editing, approval and execution of the financial statements, including the passing of resolutions as to the application of accounting principles and restatement in the financial statements;

1	Article 1 of the Companies Law defines “Transaction” as a contract or engagement or a unilateral decision of the company regarding a grant of a right or another benefit.”

10.	Adoption of financial reporting in accordance with Generally Accepted Accounting Principles (US GAAP), and any act in connection therewith;

~~4.~~11.	Events relating to the effecting of investments on the part of the Company in any corporations whatsoever;

~~5.~~12.	Any resolution with respect to distribution, as defined in the Companies Law;

13.
Amendment to the Company’s structure or its reorganization or any resolution with respect to such matters, including without limitation, a merger, split, change in the Company’s capital structure, incorporation of subsidiaries, dissolution or sale thereof, issuance or distribution;

14.
Consolidation, change or revision of arrangements between the Company and the shareholders and/or holders of bonds and/or banks and/or creditors of the Company or of any entities affiliated with the Company, including the preparation or revision of the trust deeds, bonds and outline and arrangement documents in general;

~~6.~~15.	Taking part in tenders;

~~7.~~16.
The making of any statement, including a bona fide statement or opinion made by an officer of the Company in such capacity, including during meetings of the Board of Directors or any committee thereof;

~~8.~~17.	An act in contradiction to the articles or memorandum of association of the Company;

~~9.~~18.
Any action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of individual or collective employment agreements, other employees benefits (including allocation of securities to employees) and harassment suits;

~~10.~~19.	Any action or decision in relation to work safety and/or working conditions;

~~11.~~20.	Negotiation for, signing and performance of insurance policy;

~~12.~~21.	Formulating working programs, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with competitors;

~~13.~~22.	Decisions and/or acts pertaining to the environment, including dangerous substances;

~~14.~~23.	Decisions and/or acts pertaining to the Consumer Protection Law, 5741-1981, and/or orders and/or Regulations thereunder;

~~15.~~24.
Negotiating, making and performing of contracts of any kind and type with suppliers, distributors, agents, franchisees and the like of the products that are marketed and/or sold by, or by those serving, the Company;

~~16.~~25.	Negotiating, the making and performing agreements with manpower contractors, service contractors, building contractors, renovations contractors, etc;

26.	Reporting and/or filing of applications to the state authorities and other authorities;

27.	Investigations on the part of state authorities and other authorities;

28.
Management of the bank accounts which the Company operates at banks and performance of transactions in such bank accounts, including with respect to transactions in foreign currency (including foreign currency deposits), securities (including resale transactions in securities and lending and borrowing of securities), loans and credit facilities, debit cards, bank guarantees, letters of credit, consultation agreements concerning investments including with portfolio managers, hedging transactions, options, futures contracts, derivatives, swap transactions, and so forth;

29.	Realization of personal guarantees provided by the officer to the Company, as security for the Company's obligations and/or declarations;

30.
Failure to maintain complete and/or proper due diligence procedures over the Company's investments, resulting in a loss of the investments in whole or in part and/or an adverse effect to the Company's businesses and/or breach of an undertaking vis-à-vis a third party;

31.
Events and acts in connection with investments performed by the Company in various corporations, before or after effecting the investment, including for the purpose of entering into a transaction, its implementation, development, follow up and supervision;

32.	Financial liability imposed on an officer in connection with acts in which he took part on behalf of the Company, vis-à-vis the various state institutions;

33.
Financial liability imposed on an officer in connection with a claim by third parties against the officer due to deficient or misleading disclosure, in writing or verbally, to existing and/or potential investors in the Company, including in the event of the merger of the Company with another company;

34.	Covering the excess insurance in the event of the activation of officers’ liability insurance;

35.	Breach of the provisions of any agreement whatsoever to which the Company is a party;

36.	An act relating to a tax liability of the Company and/or a subsidiary and/or shareholders of any of them;

37.	Acts and omissions in connection with bodily injuries or property damage attributed to the Company and/or to an officer who has acted on its behalf;

~~17.~~38.	Acts and omissions arising from failure to purchase appropriate insurance and/or to take sufficiently secure measures and/or negligence in risk management;

~~18.~~39.	Any of the foregoing events relating to the capacity of such officer as an officer of a corporation controlled by the Company or otherwise affiliated therewith; and

~~19.~~40.	Any event or action for which indemnification is allowed to be granted under the Efficiency of Enforcement Proceedings in the Israel Securities Authority Law (Legislation Amendments) of 2011.

OPTIBASE LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL
GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 22, 2014

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Amir Philips and Yakir Ben-Naim, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Optibase Ltd. (the "Company"), standing in the name of the undersigned at the close of business on September 14, 2014, at the Annual General Meeting of Shareholders of the Company to be held at the Company's offices, 10 Hasadnaot Street, Herzliya, Israel, on Wednesday, October 22, 2014, at 11:00 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted "FOR" all the proposals (except for Proposals No. 4 through 8) and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

X	Please mark your votes as in this example.

Proposal 1:

Re-election to the Company’s board of directors three (3) of the directors currently in office.

Re-election of Alex Hilman to the Company's board of directors.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Re-election of Danny Lustiger to the Company's board of directors.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Re-election of Reuwen Schwarz to the Company's board of directors.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Proposal 2:

Reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ended December 31, 2014, and to authorize the Company's board of directors, upon the recommendation of the Company's audit committee, to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Proposal 3:

Approval of amendments to the Company’s undertaking to indemnify its current and future directors who are non-controlling shareholders of the Company (or are not persons to whom the grant by the Company of such indemnification undertaking creates a personal interest to the Company's controlling shareholder) and the grant of amended letters of indemnification accordingly.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Proposal 4:

Approval of amendments to the Company’s undertaking to indemnify Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of the Company’s subsidiary, Optibase Inc. who is affiliated with the controlling shareholder of the Company, and the grant of an amended letter of indemnification issued by the Company accordingly.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 4? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 4).

YES	NO

☐	☐

Proposal 5:

Approval of the grant by the Company of a prospective undertaking to indemnify Mr. Reuwen Schwarz, a member of the Company’s Board of Directors who is affiliated with the controlling shareholder of the Company, and the grant of a letter of indemnification to Mr. Schwarz accordingly.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 5? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 5).

YES	NO

☐	☐

Proposal 6:

Approval of the execution by the Company of a registration rights agreement with the Capri Family Foundation, the controlling shareholder of the Company, and Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of the Company’s subsidiary, Optibase Inc. who is affiliated with the controlling shareholder of the Company, for the grant of registration rights for all of the ordinary shares of the Company held by them under the U.S. Securities Act of 1933, as amended.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 6? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 6).

YES	NO

☐	☐

Proposal 7:

Approval of a grant by the Company of a special bonus to Mr. Amir Philips, the Company’s Chief Executive Officer, and an extension of Mr. Philips’ advanced notice period.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 7 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 7).

YES	NO

☐	☐

Proposal 8:

Approval of amendments to the Company’s undertaking to indemnify Mr. Amir Philips, the Company’s Chief Executive Officer, and the grant of an amended letter of indemnification issued by the Company accordingly.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 8 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 8).

YES	NO

☐	☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2014

(Signature of Stockholder)

(Signature of Stockholder)

Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.